UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2025

Marc Fogassa
Chief Executive Officer
Atlas Critical Minerals Corporation
Rua Antônio de Albuquerque, 156, Suite 1720
Belo Horizonte, Minas Gerais, Brazil, 30112-010

Re: Atlas Critical Minerals Corporation
Draft Registration Statement on Form F-1
Submitted July 1, 2025
CIK No. 0001684688

Dear Marc Fogassa:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Reverse Stock Split, page 4

1. We note you disclosed on page 4 that all share and per share numbers set forth herein…reflects the reverse stock split, however on page 5 and elsewhere in the filing that the reverse stock split, with split ratio to be determined, will not be effected until consummation of the offering and listing of your common stock on Nasdaq. Please revise the inconsistency.

Risk Factors, page 12

2. We note that you disclosed an accumulated deficit of $10,136,978 on page 12 versus an accumulated deficit of $9,145,542 at December 31, 2024 on page F-3. Please explain the difference or revise the inconsistency.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

3. We note your response to prior comment 10 and added disclosure on page 97 discussing planned operations for Apollo's Iron Quadrangle Project (IQP). Please expand your disclosure on page 97 to clarify whether and when you expect the mineral right leasing agreement to be executed and the lessee's exploration and mining work to start.

   If agreement execution is expected, discuss the relevant terms of the agreement, including your expected role and responsibilities, work and additional costs, volumes of ore expected to be extracted and processed, volumes of processed products expected to be sold by the lessee, each by year if estimable, the payment terms to you from the lessee with regard to the mineral right leasing, volumes of ore extracted and processed, and volumes of sales of the final processed products.

   Additionally, please revise disclosures on pages F-8 and F-24 to clarify that you are leasing your mineral right to a lessee who will mine and process ore and sell ore processed products, not starting your own mining operations.

Business, page 39

4. For each material property please revise to briefly describe your current exploration plans, including all phases and cost estimates, consistent with the requirements of Item 1304(b)(2)(i) of Regulation S-K. If exploration plans have not been determined for a particular material property revise to reflect this in your disclosure.
5. Please revise to describe properties that do not contain mineral reserves as exploration stage properties, rather than development stage properties, consistent with the definitions under Item 1300 of Regulation S-K.
6. We note your response to comment 16 and we reissue the comment in part. On page 42 we note that you have described the rare earth elements that comprise light rare earths and heavy rare earths. Please expand this disclosure to describe the rare earth elements that comprise HREO, LREO, MREO, and TREO, consistent with the information presented with your exploration results.

   With a view towards disclosure tell us the conversion(s) of the magnetic rare earth (MRE) to the respective rare earth oxide.

Business
Atlas Lithium Option Agreement, page 40

7. We note your response to prior comment 11, stating that your probable acquisition

target Brazil Mineral Resources Corporation ("BMR") did not meet any of the significance test.

With regard to the investment test per Regulation S-X Rule 1-02(w)(1)(i)(B), please note that for a business combination between entities under common control, this test is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 20 percent of its total common shares outstanding at the date the combination is initiated.

Per your disclosure on page 40, the combination appears initiated on December 19, 2024 date of the Option Agreement, and at Atlas Lithium's discretion, the $8 million consideration to purchase BMR can be paid in cash, in common shares valued at a fixed price of $0.6266 per share, or combination of cash and shares. Please confirm our understanding of the combination initiated date, in which case also provide your assessment of the most likely payment scenario and supporting reason. If payment by shares, which appears to be a likely scenario given your lack of cash, the share equivalent of your $8 million consideration to acquire BMR would be approximately 12.8 million common shares, which would represent 38.4% of your 33.3 million total common shares outstanding at December 31, 2024, exceeding the significance threshold for which Regulation S-X Rule 11 pro forma financial information and Rule 3-05 audited financial statements of BMR would be required.

Additionally, please disclose how you accounted for and recorded the $500,000 Option payment as it is not apparent from your 2024 financial statements.

Note 1 - Organization, Business and Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-11

8. We note your disclosure responding to prior comment 26, stating that you operate in only one reportable segment (mining) thus ASU 2023-07 does not impact your financial statement disclosures.

As ASU 2023-07 was effective for fiscal years beginning after December 15, 2023, please revise the disclosures on pages F-11 and F-27 to clarify that you adopted ASU 2023-07 in 2024 and discuss the adoption impacts, referencing the new segment note discussed in the paragraph below.

Please note that ASU 2023-07 requires additional disclosures even for a single reportable segment. Add a segment note to provide the information set forth in ASC 280-10-50-20 to 50-31, 50-38 to 50-42 as applicable, including identifying your chief operating decision maker (CODM), providing disclosures about the segment assets, measure(s) of segment profit and loss, segment revenues and/or segment expenses, and related reconciliations as applicable to the GAAP amounts reported in your consolidated financial statements, that are used by your CODM to allocate resources and assess performances. Refer to the illustrative disclosures for a single reportable segment entity in ASC 280-10-55-53 to 55-55 for further guidance.

Given your addition of the segment note, please ask your auditor to consider the need to dual date the auditor's report.

Please contact Joseph Klinko at 202-551-3824 or Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments. Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John P. Kennedy, Esq.